June 4, 2007
Mark Wojciechowski
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010
Dear Mr. Wojciechowski:
In response to the comment letter dated April 20, 2007 we have addressed each of the three points that the SEC raised and provided our response to each point below.
1. With respect to Item 1, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
2. With respect to Item 2, the Company will remove the EBITDA disclosure from future filings.
3. See response in Item 2 above.
Sincerely,
Basic Earth Science Systems, Inc.

/s/ David Flake
David Flake
Chief Financial Officer